Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Fourth Fiscal Quarter

and Fiscal Year 2021

FOSHAN, China, December 21, 2021 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2021.

IMPACT OF IMPLEMENTATION RULES FOR PRIVATE EDUCATION LAWS

Implementation Rules: On April 7, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education and not-for-profit kindergartens through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education and not-for-profit kindergartens as well as the sponsor entities (collectively referred to as the “Affected Entities”).

Actions: In compliance with the Implementation Rules and other applicable PRC regulations, the Company has determined to cease VIE contractual arrangements with schools providing compulsory education, not-for-profit kindergartens, and the sponsor entities, and classified them as discontinued operations. As of the date of this earnings release, the Company is still in the process of working with advisors and relevant authorities to ascertain the manner and definitive scope of the Business Disposal Plan (the “Plan”) as specified in the Company’s EGM Proxy Statement, dated November 15, 2021, furnished to the Company’s shareholders by its board of directors. Moreover, the Company has been actively engaging with the Affected Entities in the negotiation of possible future cooperation in the provision of operation services as well as management services such as consultation for school operation, catering and accommodation, property management and maintenance, administrative management, student recruiting and school branding.

Financial Impact: Based on above and the relevant accounting standard in accordance with U.S. GAAP, the Company was deemed to have lost control over the Affected Entities on August 31, 2021. The discontinued operations of the Affected Entities had a substantial adverse impact on the Company’s revenues for fourth fiscal quarter and fiscal year ended August 31, 2021. As of the date of this earnings release, revenue for the discontinued operations was RMB470.7 million for the fourth fiscal quarter and RMB2,303.3 million for the year ended August 31, 2021.

The definitive financial impact from the implementation of the Plan may vary subject to the actual scope of entities that are to be disposed of pursuant to the Plan.

Guidance for Fiscal Year 2022: As the scope of entities to be disposed of pursuant to the Business Disposal Plan has yet to be finalized, the management is currently not in a position to provide a meaningful estimate of the Company’s future financial performance. For that reason, the Company has decided not to provide a financial guidance for fiscal year 2022 until the Company has a better and more definitive understanding of the outcomes of the impact the Business Disposal Plan will have on the Company’s financial performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Fiscal Quarter Ended August 31, 2021 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Fourth Fiscal Quarter Ended August 31, 2021	Fourth Fiscal Quarter Ended August 31, 2020	YoY % Change
Revenue from continuing operations	320.0	259.5	23.3%
Gross Profit from continuing operations	48.3	23.5	105.6%
Operating Loss from continuing operations	(204.0)	(128.6)	(58.6%)
(Loss)/income from discontinued operations, net of tax	(198.9)	1.0	(21,041.2%)
Net Loss for the quarter	(478.2)	(148.6)	(221.8%)

Adjusted Gross Profit from continuing operations(1)	53.0	28.4	86.6%
Adjusted Operating Loss from continuing operations(2)	(99.2)	(109.6)	9.5%
Adjusted Net Loss(3) for the quarter	(175.5)	(131.4)	(33.5%)
Adjusted EBITDA(4) for the quarter	(29.8)	(59.7)	50.1%

Basic and Diluted Loss per Share from continuing operations	(2.40)	(1.31)	(83.2%)
Basic and Diluted (Loss)/earnings per Share from discontinued operations	(0.66)	0.02	(3,400.0%)
Adjusted Basic and Diluted Loss per Share(5) for the quarter	(1.53)	(1.16)	(31.9%)

Fiscal Year 2021 Ended August 31, 2021 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Fiscal Year 2021 Ended August 31, 2021	Fiscal Year 2020 Ended August 31, 2020	YoY % Change
Revenue from continuing operations	1,401.8	1,476.3	(5.1%)
Gross Profit from continuing operations	221.5	416.8	(46.9%)
Operating Loss from continuing operations	(389.7)	(123.8)	(214.8%)
Income from discontinued operations, net of tax	369.3	471.5	(21.7%)
Net (Loss)/income for the year	(165.8)	164.2	(201.0%)

Adjusted Gross Profit from continuing operations(1)	237.7	443.6	(46.4%)
Adjusted Operating Loss from continuing operations(2)	(271.4)	(94.9)	186.0%
Adjusted Net Loss(3) for the year	(420.2)	(283.6)	48.2%
Adjusted EBITDA(4) for the year	(30.3)	39.7	(176.2%)

Basic and Diluted Loss per Share from continuing operations	(4.54)	(2.64)	(72.0%)
Basic and Diluted Earnings per Share from discontinued operations	4.09	3.98	2.8%
Adjusted Basic and Diluted Loss per Share(5) for the year	(3.57)	(2.44)	(46.3%)

1.	Adjusted gross profit/(loss) from continuing operations is defined as gross profit/(loss) from continuing operations excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) from continuing operations is defined as operating income/(loss) from continuing operations excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS – CONTINUING OPERATIONS

(in comparison to the same period of the last fiscal year)

Overseas Schools (CATS Global Schools)

CATS Global Schools include 6 Stafford House locations in UK and Canada, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of August 31, 2021.

•	Revenue amounted to RMB75.5 million, compared to RMB69.1 million in the same fiscal quarter last year, and accounted for 23.6% of the total revenue for the fourth fiscal quarter.
•	For the fiscal year, revenue amounted to RMB502.6 million, compared to RMB835.9 million in the same period of last fiscal year, and accounted for 35.9% of the total revenue.

Complementary Education Services

The complementary education services business comprises of language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

•	Revenue amounted to RMB182.6 million and accounted for 57.1% of the total revenue for the fourth fiscal quarter.
•	For the fiscal year, revenue amounted to RMB625.6 million and accounted for 44.6% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for domestic K-12 schools including catering and procurement services.

•	Revenue amounted to RMB61.9 million and accounted for 19.3% of the total revenue for the fourth fiscal quarter.
•	For the fiscal year, revenue amounted to RMB273.6 million and accounted for 19.5% of the total revenue.

“Despite the significant financial impact from the discontinued operations of the affected entities in our domestic K-12 business segment, we capped off a challenging fiscal year 2021 with a solid fiscal fourth quarter. Our financial performance reflects the strength of our multi-faceted growth strategy and the agility of our diversified portfolio of businesses,” said Mr. Jerry He, Executive Vice Chairman of Bright Scholar. “For continuing operations in the quarter, we recorded a 23.3% growth in revenue and 105.6% in gross profit as compared to the same period of fiscal year. On a full fiscal year basis, our revenue was RMB1.4 billion, down by 5.1% as compared to fiscal year 2020.”

“China’s COVID-19 containment strategy provides a stable operating environment for continuous recovery,” said Ms. Wanmei Li, Chief Executive Officer of Domestic Kindergartens and K-12 Operation Services. “Providing high quality education services is the key component of our mission. Our performance demonstrates our unwavering commitment in delivering quality education. As of August 31, 2021, approximately 93.5% of our 2021 graduating class were admitted to global top 50 institutions and 97.7% were admitted to global top 100 institutions. For our 2022 graduating class, we made a historical breakthrough and obtained one offer from Princeton University as of the date of this earnings release. We also have been leveraging our collaboration with CATS Global School to enrich our offerings and at the same time expand into management services to include school operation, property management and maintenance, administrative management, student recruiting and school branding in preparation for future partnership with third party schools and kindergartens.”

“Bright Scholar is well positioned within an evolving regulatory environment in China designed to address quality, equity and all-round development in China’s education system,” Ms. Li concluded.

“For Complementary Education Services, Bright Scholar is in full alignment with the blueprint of the government policy that focuses on all-round development for students,” said Mr. Zi Chen, Chief Executive Officer. “Our strategic roadmap is based on our conviction that both school and non-school contexts are critical to children’s learning and achievement. Over the years, we have been expanding our complementary learning programs including study tours and camps, and strengthened our offerings by incorporating overseas study counseling, international contest training and career counseling. We continue to see tremendous market opportunities coming our way as demands for non-school supplementary services has been growing at a phenomenal pace.”

“In the fiscal fourth quarter, revenue for Complementary Education Services grew by 16.5% year-over-year to RMB182.6 million. The pace of growth has been affected by the ongoing travel restrictions from regional outbreak of pandemic in China and across the globe. However, in light of the speedy response from governments in offering booster shots, we are optimistic that the pandemic will soon be contained again. In the meantime, we continue to execute on our strategy to expand our brand awareness, broaden our service offerings, diversify revenue sources and be ready to seize market opportunities when operating environments return to normal,” Mr. Chen concluded.

Mr. He commented on the performance of overseas school business, “Recovery in the overseas markets continues to be slow but steady despite the travel restrictions that have been on and off amid the emergence of new variants. However, our strategic initiative to streamline the businesses, rebuild revenue growth and optimize cost synergies through our shared-service center in UK yielded early results. In the quarter, revenue recorded an encouraging year-over-year increase of 9.2%.”

“Overseas business which recently grouped and branded under CATS Global Schools (CGS) is of strategic importance to us. It is one of the key building blocks to advance our ambition as a global premier education service company. Our long-term vision is to build a business that scales, with market-leading global family of schools, recognized for education excellence,” Mr. He continued. “I am pleased to report that we have completed the corporate branding campaign with great success and has progressed to the next phase that focuses on integration as well as establishment of high performing operating model for our group of schools. We are organizing our business for a post-pandemic future and to be a future-ready company.”

“We are very pleased about the operational improvements that we’ve demonstrated in fiscal year 2021 and the progress made on enhancing capabilities that provide a path toward our long-term goals,” said Mr. He. “Heading into fiscal 2022, we are optimistic that our business will have a strong long-term recovery. Our business fundamentals are strong, and we remain well positioned to navigate the current operating environment. The overarching strategy of Bright Scholar is to continue to expand our business portfolios, strengthen operational performance across our global businesses, optimize synergies across the network, broaden our service offerings in complementary education business, expand into management service for domestic K-12 schools and diversify our revenue streams to bring the most value to our students and stakeholders.”

UNAUDITED FINANCIAL RESULTS for the Fourth FISCAL QUARTER ENDED August 31, 2021

Revenue from Continuing Operations

Revenue for the quarter was RMB320.0 million, representing a 23.3% increase from RMB259.5 million for the same period of the last fiscal year.

Overseas Schools: Revenue contribution for the quarter was RMB75.5 million and accounted for 23.6% of total revenue. It represented a 9.2% increase from RMB69.1 million for the same period of the last fiscal year, which accounted for 26.6% of total revenue in that period.

Complementary Education Services: Revenue contribution for the quarter was RMB182.6 million and accounted for 57.1% of total revenue. It represented a 16.5% increase from RMB156.8 million for the same period of the last fiscal year, which accounted for 60.4% of total revenue in that period.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the quarter was RMB61.9 million and accounted for 19.3% of total revenue. It represented an 84.2% increase from RMB33.6 million for the same period of the last fiscal year, which accounted for 13.0% of total revenue in that period.

Cost of Revenue from Continuing Operations

Cost of revenue for the quarter was RMB271.7 million, as compared to RMB236.0 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the quarter was RMB48.3 million, representing a 105.6% increase from RMB23.5 million for the same period of the last fiscal year. Gross margin was 15.1% for the quarter, as compared to 9.1% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB53.0 million, representing an 86.6% increase from RMB28.4 million for the same period of the last fiscal year. Adjusted gross margin was 16.6% for the quarter, as compared to 10.9% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses from Continuing Operations(6)

Total SG&A expenses for the quarter were RMB158.5 million, representing a 1.4% decrease from RMB160.7 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB158.7 million, representing a 0.4% decrease from RMB159.3 million for the same period of the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the quarter was RMB204.0 million, as compared to operating loss of RMB128.6 million for the same period of the last fiscal year. Operating margin was (63.7%) for the quarter, as compared to (49.6%) for the same period of the last fiscal year.

Adjusted operating loss for the quarter was RMB99.2 million, as compared to adjusted operating loss of RMB109.6 million for the same period of the last fiscal year. Adjusted operating margin was (31.0%) for the quarter, as compared to (42.2%) for the same period of the last fiscal year.

6.	Adjusted SG&A expenses from continuing operations is defined as selling, general and administrative expenses from continuing operations excluding share-based compensation expense.

Net Loss and Adjusted Net Income/Loss

Net loss for the quarter was RMB478.2 million, as compared to net loss of RMB148.6 million for the same period of the last fiscal year. Net loss for the quarter consist of RMB279.3 million loss from continuing operations and RMB198.9 million loss from discontinued operations. Due to the impact of the Implementation Rules, which became effective from September 1, 2021, the Affected Entities were deconsolidated from the unaudited condensed consolidated financial statement of the Company starting from the end of August 31, 2021. As a result, one-off losses upon deconsolidation of the Affected Entities amounting to RMB261.3 million were recognized and included in loss from discontinued operations for the quarter. Except for one-off losses, the discontinued operations generated RMB62.4 million profit for the quarter.

Adjusted net loss for the quarter was RMB175.5 million, as compared to adjusted net loss of RMB131.4 million for the same period of the last fiscal year.

Earnings/Loss per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from continuing operations for the quarter were RMB2.40 and RMB2.40, respectively, as compared to loss of RMB1.31 and RMB1.31, respectively, for the same period of the last fiscal year.

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from discontinued operations for the quarter were RMB0.66 and RMB0.66, respectively, as compared to earnings of RMB0.02 and RMB0.02, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.53 and RMB1.53, respectively, as compared to loss of RMB1.16 and RMB1.16, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA loss for the quarter was RMB29.8 million, compared to loss of RMB59.7 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS for the Fiscal year ENDED August 31, 2021

Revenue from Continuing Operations

Revenue for fiscal year 2021 was RMB1,401.8 million, as compared to RMB1,476.3 million for the last fiscal year.

Overseas Schools: Revenue contribution for the fiscal year was RMB502.6 million, as compared to RMB835.9 million for the same period of the last fiscal year. It accounted for 35.9% of total revenue, as compared to 56.6% of total revenue of the last fiscal year.

Complementary Education Services: Revenue contribution for the fiscal year was RMB625.6 million and accounted for 44.6% of total revenue. It represented a 15.8% increase from RMB540.4 million for the same period of the last fiscal year, which accounted for 36.6% of total revenue of the last fiscal year.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fiscal year was RMB273.6 million and accounted for 19.5% of total revenue. It represented a 173.4% increase from RMB100.0 million for the same period of the last fiscal year, which accounted for 6.8% of total revenue of the last fiscal year.

Cost of Revenue from Continuing Operations

Cost of revenue for the fiscal year was RMB1,180.3 million, as compared to RMB1,059.5 million for the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the fiscal year was RMB221.5 million, as compared to RMB416.8 million for the last fiscal year. Gross margin was 15.8% for the period, as compared to 28.2% for the last fiscal year.

Adjusted gross profit for the fiscal year was RMB237.7 million, as compared to RMB443.6 million for the last fiscal year. Adjusted gross margin was 17.0% for the fiscal year, as compared to 30.0% for the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses from Continuing Operations(6)

Total SG&A expenses for the fiscal year were RMB535.9 million, representing a 4.7% decrease from RMB562.6 million for the last fiscal year.

Adjusted SG&A expenses for the fiscal year were RMB534.0 million, representing a 6.8% decrease from RMB573.2 million for the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the fiscal year was RMB389.7 million, as compared to operating loss of RMB123.8 million for the last fiscal year. Operating margin was (27.8%) for the fiscal year, as compared to (8.4%) for the last fiscal year.

Adjusted operating loss for the fiscal year was RMB271.4 million, as compared to adjusted operating loss of RMB94.9 million for the last fiscal year. Adjusted operating margin was (19.4%) for the fiscal year, as compared to (6.4%) for the last fiscal year.

Net Loss and Adjusted Net Income/Loss

Net loss for the fiscal year was RMB165.8 million, as compared to net income of RMB164.2 million for the last fiscal year. Net loss for the fiscal year consist of RMB535.1 million loss from continuing operations and RMB369.3 million profit from discontinued operations. Due to the impact of the Implementation Rules, which became effective from September 1, 2021, the Affected Entities were deconsolidated from the unaudited condensed consolidated financial statement of the Company starting from the end of August 31, 2021. As a result, one-off losses upon deconsolidation of the Affected Entities amounting to RMB261.3 million were recognized and included in income from discontinued operations for the fiscal year. Except for one-off losses, the discontinued operations generated RMB630.6 million profit for the fiscal year.

Adjusted net loss for the fiscal year was RMB420.2 million, as compared to adjusted net loss of RMB283.6 for the last fiscal year.

6.	Adjusted SG&A expenses from continuing operations is defined as selling, general and administrative expenses from continuing operations excluding share-based compensation expense.

Earnings/Loss per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from continuing operations for the fiscal year were RMB4.54 and RMB4.54, respectively, as compared to loss of RMB2.64 and RMB2.64, respectively, for the last fiscal year.

Basic and diluted earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders from discontinued operations for the fiscal year was RMB4.09 and RMB4.09, respectively as compared to earnings of RMB3.98 and RMB3.98, respectively, for the last fiscal year.

Adjusted basic and diluted loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the fiscal year were RMB3.57 and RMB3.57, respectively, as compared to loss of RMB2.44 and RMB2.44, respectively, for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA loss for the fiscal year was RMB30.3 million, as compared to adjusted EBITDA of RMB39.7 million for the last fiscal year.

Cash and Working Capital

As of August 31, 2021, the Company’s cash and cash equivalents and restricted cash were RMB1,515.2 million (US$234.5 million), as compared to RMB2,011.9 million as of August 31, 2020. The company also had amount due from affected entities of RMB2,028.9 million as of August 31, 2021, most of which was settled as of this earnings release date.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on December 22, 2021 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	400-120-9264
Hong Kong:	852-301-88394
Singapore:	65-6394-9910
United States:	1-323-701-0160
Canada:	1-613-903-5719
International:	1-323-701-0160

When prompted, provide the confirmation code or event title:

Event Title:	Bright Scholar Fourth Fiscal Quarter and Fiscal Year 2021 Earnings Conference Call
Confirmation Code:	1023813

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States Toll Free:	888-203-1112
Canada Toll Free:	888-203-1112
International:	1-719-457-0820
Replay Passcode:	1023813
Replay End Date:	December 29, 2021

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year 2021 ended August 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4604, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2021 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets, and adjusted gross margin from continuing operations as adjusted gross profit/(loss) from continuing operations divided by revenue from continuing operations. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax. We define adjusted SG&A expenses from continuing operations as selling, general and administration expense from continuing operations excluding share-based compensation expense. We define adjusted operating income/(loss) from continuing operations as net operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets impairment loss on operating lease right-of-use assets and impairment loss on goodwill. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted. In addition, due to the impact of the Implementation Rules, the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis.  Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted SG&A expenses from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2020	2021
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	972,803	844,684	130,748
Restricted cash	1,037,653	669,029	103,558
Short-term investments	13,695	-	-
Accounts receivable, net	14,785	41,723	6,458
Amounts due from related parties, net	16,513	15,087	2,335
Other receivables, deposits and other assets, net	166,216	81,119	12,558
Inventories	5,993	7,579	1,173
Amount due from affected entities, net	2,140,534	2,028,866	314,046
Current assets belong to discontinued operations	2,998,616	-	-
Total current assets	7,366,808	3,688,087	570,876

Restricted cash - non current	1,400	1,450	224
Property and equipment, net	557,528	519,452	80,406
Intangible assets, net	504,515	485,822	75,200
Goodwill, net	2,052,723	1,950,186	301,868
Long-term investments	55,136	75,443	11,678
Prepayment for construction contract	3,348	5,974	925
Deferred tax assets, net	32,907	64,096	9,921
Other non-current assets, net	6,813	68,217	10,559
Operating lease right-of-use assets	1,816,721	1,773,773	274,561
Non-Current Assets belong to discontinued operations	1,091,588	-	-
Total non-current assets	6,122,679	4,944,413	765,342

TOTAL ASSETS	13,489,487	8,632,500	1,336,218

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2020	2021
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 3,834 and RMB 10,941 as of August 31, 2020 and August 31, 2021, respectively)	(68,233)	(73,411)	(11,363)
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 11,897 and RMB 5,641 as of August 31, 2020 and August 31, 2021, respectively)	(45,893)	(40,445)	(6,260)
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 11,548 and RMB 6,984 as of August 31, 2020 and August 31, 2021, respectively)	(264,132)	(234,036)	(36,226)
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	(930,800)	(753,754)	(116,673)
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	-	(1,836,362)	(284,249)
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 9,587 and RMB 19,091 as of August 31, 2020 and August 31, 2021, respectively)	(93,310)	(178,213)	(27,585)
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 134,090 and RMB 139,126 as of August 31, 2020 and August 31, 2021, respectively)	(386,493)	(425,954)	(65,933)
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 9,876 and RMB 10,398 as of August 31, 2020 and August 31, 2021, respectively)	(56,783)	(32,362)	(5,009)
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 16,648 and RMB 12,005 as of August 31, 2020 and August 31, 2021, respectively)	(196,129)	(123,215)	(19,072)
Amounts due to affected entities (including Amounts due to affected entities of the consolidated VIEs without recourse to Bright Scholar of RMB 14,067 and RMB 283,270 as of August 31, 2020 and August 31, 2021, respectively)	(525,643)	(333,270)	(51,587)
Current liabilities belong to discontinued operations	(3,543,803)	-	-
Total current liabilities	(6,111,219)	(4,031,022)	(623,959)
Contract liabilities – non current (including contract liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,772 and RMB 1,084 as of August 31, 2020 and August 31, 2021, respectively)	(1,772)	(1,421)	(220)
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 8,007 and RMB 9,561 as of August 31, 2020 and August 31, 2021, respectively)	(31,193)	(26,744)	(4,140)
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 26,843 and RMB 13,154 as of August 31, 2020 and August 31, 2021, respectively)	(26,843)	(13,154)	(2,036)
Other non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 3,771 and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	(12,019)	-	-
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	(2,017,369)	-	-
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	(419)	(616)	(95)
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 83,077 and RMB 29,693 as of August 31, 2020 and August 31, 2021, respectively)	(1,662,928)	(1,752,667)	(271,294)
Non-Current Liabilities belong to discontinued operations	(501,344)	-	-
Total non-current liabilities	(4,253,887)	(1,794,602)	(277,785)
TOTAL LIABILITIES	(10,365,106)	(5,825,624)	(901,744)
EQUITY
Share capital	(8)	(8)	(1)
Additional paid-in capital	(1,854,262)	(1,727,020)	(267,324)
Statutory reserves	(65,567)	(2,531)	(392)
Accumulated other comprehensive income	(185,371)	(168,324)	(26,055)
Accumulated retained earnings	(632,722)	(648,944)	(100,449)
Shareholders’ equity	(2,737,930)	(2,546,827)	(394,221)
Non-controlling interests	(386,451)	(260,049)	(40,253)
Total equity	(3,124,381)	(2,806,876)	(434,474)
TOTAL LIABILITIES AND EQUITY	(13,489,487)	(8,632,500)	(1,336,218)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Continuing operations
Revenue	259,509	320,021	49,536	1,476,347	1,401,780	216,980
Cost of revenue	(236,004)	(271,701)	(42,057)	(1,059,537)	(1,180,263)	(182,692)

Gross profit	23,505	48,320	7,479	416,810	221,517	34,288
Selling, general and administrative expenses	(160,738)	(158,504)	(24,535)	(562,600)	(535,878)	(82,948)
Impairment loss on goodwill impairment loss	-	(84,730)	(13,115)	-	(84,730)	(13,115)
Impairment loss on operating lease right-of use assets	(12,772)	(15,575)	(2,411)	(12,772)	(15,575)	(2,411)
Other operating income	21,378	6,508	1,007	34,761	24,969	3,865

Operating loss	(128,627)	(203,981)	(31,575)	(123,801)	(389,697)	(60,321)
Interest expense, net	(54,063)	(47,330)	(7,326)	(162,912)	(169,693)	(26,267)
Investment income	35,576	42,169	6,527	54,166	129,575	20,057
Other expenses	(8,112)	(3,035)	(469)	(10,364)	(10,137)	(1,569)

Loss before income taxes and share of equity in loss of unconsolidated affiliates	(155,226)	(212,177)	(32,843)	(242,911)	(439,952)	(68,100)
Income tax benefit/(expense)	6,015	(66,664)	(10,319)	(63,815)	(94,176)	(14,577)
Share of equity in loss of unconsolidated affiliates	(343)	(410)	(63)	(595)	(1,018)	(158)

Loss from continuing operations	(149,554)	(279,251)	(43,225)	(307,321)	(535,146)	(82,835)

Discontinued operations
Income/(loss) from discontinued operations, net of tax	950	(198,941)	(30,794)	471,495	369,343	57,170

Net (loss)/income	(148,604)	(478,192)	(74,019)	164,174	(165,803)	(25,665)

Net (loss)/income attributable to non-controlling interests
Continuing operations	7,093	6,875	1,064	9,557	5,622	870
Discontinued operations	(1,859)	(120,316)	(18,624)	(6,388)	(118,620)	(18,361)

Net (loss)/ income attributable to ordinary shareholders
Continuing operations	(156,647)	(286,126)	(44,289)	(316,878)	(540,768)	(83,705)
Discontinued operations	2,809	(78,625)	(12,170)	477,883	487,963	75,532

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic
Continuing operations	(1.31)	(2.40)	(0.37)	(2.64)	(4.54)	(0.70)
Discontinued operations	0.02	(0.66)	(0.10)	3.98	4.09	0.63

—Diluted
Continuing operations	(1.31)	(2.40)	(0.37)	(2.64)	(4.54)	(0.70)
Discontinued operations	0.02	(0.66)	(0.10)	3.98	4.09	0.63

Weighted average shares used in calculating net earnings per ordinary share:
—Basic
Continuing operations	119,641,203	118,983,474	118,983,474	120,158,001	119,220,331	119,220,331
Discontinued operations	119,641,203	118,983,474	118,983,474	120,158,001	119,220,331	119,220,331

—Diluted
Continuing operations	119,641,203	118,983,474	118,983,474	120,158,001	119,220,331	119,220,331
Discontinued operations	119,641,203	118,983,474	118,983,474	120,158,001	119,220,331	119,220,331

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD

Net cash generated from operating activities	685,176	842,770	130,452	491,227	698,808	108,168

Net cash generated from/(used in) investing activities	1,829,279	(558,856)	(86,505)	72,567	(3,079,036)	(476,601)

Net cash (used in)/generated from financing activities	(112,211)	(468,702)	(72,550)	675,703	(446,534)	(69,119)

Effect of exchange rate changes on cash	(70,281)	31,861	4,932	(80,574)	(82,012)	(12,695)

Net change in cash and cash equivalents, and restricted cash	2,331,963	(152,927)	(23,671)	1,158,923	(2,908,774)	(450,247)

Cash and cash equivalents, and restricted cash at beginning of the period	2,091,974	1,668,090	258,202	3,265,014	4,423,937	684,778

Cash and cash equivalents, and restricted cash at end of the period	4,423,937	1,515,163	234,531	4,423,937	1,515,163	234,531

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD

Gross profit from continuing operations	23,505	48,320	7,479	416,810	221,517	34,288
Add: Amortization of intangible assets	4,897	4,680	724	26,754	16,141	2,498
Adjusted gross profit from continuing operations	28,402	53,000	8,203	443,564	237,658	36,787

Operating loss from continuing operations	(128,627)	(203,981)	(31,575)	(123,801)	(389,697)	(60,321)
Add: Share-based compensation expense	1,406	(167)	(26)	(10,631)	1,865	289
Add: Amortization of intangible assets	4,897	4,680	724	26,754	16,141	2,498
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	2,411	12,772	15,575	2,411
Add: Impairment loss on goodwill	-	84,730	13,115	-	84,730	13,115
Adjusted operating loss from continuing operations	(109,552)	(99,163)	(15,349)	(94,906)	(271,386)	(42,008)

Net (loss)/income	(148,604)	(478,192)	(74,019)	164,174	(165,803)	(25,665)
Add: Share-based compensation expense	1,406	(167)	(26)	(10,631)	1,865	289
Add: Amortization of intangible assets	4,897	4,680	724	26,754	16,141	2,498
Add: Tax effect of amortization of intangible assets	(959)	(1,029)	(159)	(5,148)	(3,343)	(517)
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	2,411	12,772	15,575	2,411
Add: Impairment loss on goodwill	-	84,730	13,115	-	84,730	13,115
Less: Loss/(income) from discontinued operations, net of tax	950	(198,941)	(30,794)	471,495	369,343	57,170
Adjusted net loss	(131,438)	(175,462)	(27,160)	(283,574)	(420,178)	(65,039)

Net (loss)/income attributable to ordinary shareholders	(153,838)	(364,751)	(56,459)	161,005	(52,805)	(8,174)
Add: Share-based compensation expense	1,406	(167)	(26)	(10,631)	1,865	289
Add: Amortization of intangible assets	4,897	4,680	724	26,754	16,141	2,498
Add: Tax effect of amortization of intangible assets	(959)	(1,029)	(159)	(5,148)	(3,343)	(517)
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	2,411	12,772	15,575	2,411
Add: Impairment loss on goodwill	-	84,730	13,115	-	84,730	13,115
Less: Loss/(income) from discontinued operations, net of tax	2,809	(78,625)	(12,170)	477,883	487,963	75,532
Adjusted net loss attributable to ordinary shareholders	(138,531)	(182,337)	(28,224)	(293,131)	(425,800)	(65,909)

Net (loss)/income	(148,604)	(478,192)	(74,019)	164,174	(165,803)	(25,665)
Add: Interest expense, net	54,063	47,330	7,326	162,912	169,693	26,267
Add: Income tax (benefit)/expense	(6,015)	66,664	10,319	63,815	94,176	14,577
Add: Depreciation and amortization	27,629	35,325	5,468	118,160	138,847	21,492
Add: Share-based compensation expense	1,406	(167)	(26)	(10,631)	1,865	289
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	2,411	12,772	15,575	2,411
Add: Impairment loss on goodwill	-	84,730	13,115	-	84,730	13,115
Less: (Loss)/income from discontinued operations, net of tax	950	(198,941)	(30,794)	471,495	369,343	57,170
Adjusted EBITDA	(59,699)	(29,794)	(4,612)	39,707	(30,260)	(4,684)

Selling, general and administrative expenses from continuing operations	(160,738)	(158,504)	(24,535)	(562,600)	(535,878)	(82,948)
Add: Share-based compensation expense	1,406	(167)	(26)	(10,631)	1,865	289

Adjusted selling, general and administrative expenses from continuing operations	(159,332)	(158,671)	(24,561)	(573,231)	(534,013)	(82,659)

Weighted average shares used in calculating earnings per ordinary share:
—Basic and Diluted
Continuing operations	119,641,203	118,983,474	118,983,474	120,158,001	119,220,331	119,220,331
Discontinued operations	119,641,203	118,983,474	118,983,474	120,158,001	119,220,331	119,220,331

Adjusted net loss per share attributable to ordinary shareholders

—Basic	(1.16)	(1.53)	(0.24)	(2.44)	(3.57)	(0.55)
—Diluted	(1.16)	(1.53)	(0.24)	(2.44)	(3.57)	(0.55)